NovaGold Resources Inc.
Consolidated Financial Statements
November 30, 2008 and 2007

Management’s Responsibility for Financial Reporting – Canada

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

(signed) Rick Van Nieuwenhuyse	(signed)R. J. (Don) MacDonald
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
February 23, 2009

NovaGold Resources Inc.

Management’s Report on Internal Control over Financial Reporting – US

The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2008.

PricewaterhouseCoopers LLP, our independent auditors, has issued an attestation report on internal control over financial reporting for NovaGold Resources Inc. as of November 30, 2008, which is included herein.

(signed) Rick Van Nieuwenhuyse	(signed)R. J. (Don) MacDonald
Rick Van Nieuwenhuyse	R. J. (Don) MacDonald
President & Chief Executive Officer	Senior V.P. & Chief Financial Officer
February 23, 2009

NovaGold Resources Inc.

Independent Auditors’ Report

To the Shareholders of NovaGold Resources Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of NovaGold Resources Inc. as at November 30, 2008 and 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of the Company’s operations and cash flows of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited NovaGold Resources Inc.’s internal control over financial reporting as at November 30, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

NovaGold Resources Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at November 30, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

February 23, 2009

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change in accounting policy for exploration expenditures as described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 23, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting policy in the auditors’ report when it is properly accounted for and adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

February 23, 2009

NovaGold Resources Inc.

Consolidated Balance Sheets
As at November 30, 2008 and 2007

	in thousands of Canadian dollars

		(Restated – note 2)
	November 30, 2008	November 30, 2007
	$	$

Assets
Current assets
Cash and cash equivalents	12,224	97,916
Restricted cash	-	4,600
GST and other receivables	2,305	11,668
Inventories (note 6)	-	9,197
Temporary investments (note 9)	-	18,381
Deposits and prepaid amounts	2,671	6,817
	17,200	148,579

Accounts receivable	556	267
Land	1,891	1,713
Inventories (note 6)	15,236	-
Property, plant and equipment (note 7)	471,121	467,989
Mineral properties, rights and development costs (note 8)	245,982	184,609
Power project development costs (note 5)	-	3,128
Investments (note 9)	7,221	8,424
Investment tax credits	3,393	6,708
Reclamation deposits (note 12)	14,585	20,268
Restricted cash	-	54,000
	777,185	895,685

Liabilities
Current liabilities
Accounts payable and accrued liabilities	35,930	93,734
Suspension costs – short term (note 4)	-	31,035
Current portion of asset retirement obligations (note 12)	483	1,791
	36,413	126,560

Suspension costs (note 4)	1,101	62,070
Bridge loan (note 11)	23,446	-
Other liabilities (note 9d)	68,821	65,335
Convertible notes (note 10)	63,573	-
Capital lease obligations	2,854	-
Asset retirement obligations (note 12)	20,876	11,726
Future income taxes (note 19)	14,381	10,030
	231,465	275,721

Non-controlling interest (note 4)	291,231	217,754

Shareholders’ equity
Share capital (note 13)	776,237	760,468
Equity component of convertible notes (note 10)	43,352	-
Contributed surplus (note 13c)	9,994	820
Stock-based compensation (note 13)	22,223	19,739
Warrants (notes 11 and 13)	1,995	9,178
Deficit	(598,894)	(403,922)
Accumulated other comprehensive (loss) income	(418)	15,927
	254,489	402,210
	777,185	895,685

Nature of operations (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 23)

(See accompanying notes to consolidated financial statements)

(signed) Rick Van Nieuwenhuyse	Director	(signed) James Philip	Director
Approved by the Board of Directors

NovaGold Resources Inc.

Consolidated Statements of Operations and Deficit
For the years ended November 30, 2008 and 2007

	in thousands of Canadian dollars,
	except for share and per share amounts
		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$

Revenue
Land, gravel, gold and other revenue	2,167	1,065
Interest income	2,234	6,011
	4,401	7,076
Cost of sales	131	165
	4,270	6,911
Expenses and other items
Corporate development and communication	1,509	2,352
Exploration and development	49,593	66,490
Foreign exchange loss	28,699	3,639
General and administrative	4,389	4,573
Interest and accretion expense	5,821	-
Professional fees	3,631	6,521
Salaries	5,487	5,427
Salaries – stock-based compensation (note 13)	1,443	1,995
Project care and maintenance costs	13,421	-
Project suspension (recovery) costs (note 4)	(36,097)	93,105
	77,896	184,102
Gain on dilution from equity investment (note 9)	(802)	(193)
Loss from equity investments (note 9)	633	648
Gain on disposal of power projects (note 5)	(32,031)	-
Gain on sale of investment (note 9)	(15,278)	(4,196)
Asset impairment (notes 7 and 8)	160,883	-
Investment write down (note 9)	207	-
Non-controlling interest (note 4)	3,704	(46,552)
	117,316	(50,293)
Loss for the year before income taxes	(190,942)	(126,898)
Future income tax expense (recovery) (note 19)	4,030	(17,855)
Loss for the year	(194,972)	(109,043)
Deficit – beginning of year	(403,922)	(294,879)
Deficit – end of year	(598,894)	(403,922)
Loss per share (note 14)
Basic and diluted	(1.84)	(1.10)
Weighted average number of shares (thousands)	105,727	99,559

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Comprehensive Income
For the years ended November 30, 2008 and 2007

	in thousands of Canadian dollars
		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$

Net loss for the period before comprehensive income	(194,972)	(109,043)
Unrealized losses on available-for-sale investments	(1,151)	(10,621)
Realized gains on available-for-sale investments (note 9e)	(15,278)	(4,196)
Future income tax recovery (expense)	84	(84)
Comprehensive loss	(211,317)	(123,944)

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended November 30, 2008 and 2007

	in thousands of Canadian dollars
		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$

Share capital
Balance – beginning of year	760,468	533,658
Issued pursuant to stock option agreements	417	8,108
Issued pursuant to warrant agreements	15,352	77
Issued pursuant to property agreement	-	1,433
Issued pursuant to public offering	-	217,192
Balance – end of year	776,237	760,468

Equity component of convertible notes
Balance – beginning of year	-	-
Issuance of convertible notes (note 10)	43,352	-
Balance – end of year	43,352	-

Contributed surplus
Balance – beginning of year	820	820
Expiration of warrants	9,174	-
Balance – end of year	9,994	820

Stock-based compensation
Balance – beginning of year	19,739	16,674
Stock option grants	2,484	4,982
Transfer on exercise of options	-	(1,917)
Balance – end of year	22,223	19,739

Warrants
Balance – beginning of year	9,178	9,178
Expiration of warrants	(9,174)	-
Issuance of warrants	1,995	-
Transfer on exercise of warrants	(4)	-
Balance – end of year	1,995	9,178

Deficit
Balance – beginning of year	(403,922)	(294,879)
Loss for the year	(194,972)	(109,043)
Balance – end of year	(598,894)	(403,922)

Accumulated other comprehensive income
Balance – beginning of year	15,927	-
Transition adjustment to opening balance	-	30,828
Unrealized losses on available-for-sale investments	(1,151)	(10,621)
Realized gains on available-for-sale investments (note 9e)	(15,278)	(4,196)
Future income taxes on unrealized gains (losses)	84	(84)
Balance – end of year	(418)	15,927
Total Shareholders’ Equity	254,489	402,210

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Consolidated Statements of Cash Flows
For the years ended November 30, 2008 and 2007

	in thousands of Canadian dollars
		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$

Cash flows used in operating activities
Loss for the year	(194,972)	(109,043)
Items not affecting cash
Exploration	28,241	2,038
Amortization	284	286
Interest and accretion	4,652	-
Future income tax expense (note 19)	4,030	(17,855)
Gain on sale of power projects (note 5)	(32,031)	-
Gain on sale of investments (note 9)	(15,278)	(4,196)
Foreign exchange loss (gain)	26,028	(7,931)
Gain on dilution from equity investment (note 9)	(802)	(193)
Loss from equity investment (note 9)	633	648
Stock-based compensation	1,443	1,995
Asset impairment (notes 7 and 8)	160,883	-
Investment write-down (note 9)	207	-
Project suspension (recovery) costs	(36,097)	93,105
Non-controlling interest	3,704	(46,552)
Net change in non-cash working capital
Decrease (increase) in other receivables, deposits and prepaid amounts	13,519	(14,033)
Increase in inventory	(6,039)	(8,853)
Decrease in accounts payable and accrued liabilities	(21,851)	(13,264)
(Decrease) increase in suspension costs – short term	(18,636)	-
(Decrease) increase in suspension costs – long term	(37,271)	-
	(119,353)	(123,848)
Cash flows from financing activities
Proceeds from issuance of common shares – net (note 13)	417	223,458
Proceeds from issuance of convertible notes – net (note 10)	93,186	-
Proceeds from bridge loan – net (note 11)	19,320	-
Proceeds from warrant exercise – net (note 13)	15,348	-
Proceeds from non-controlling interest (note 4)	69,773	264,307
	198,044	487,765
Cash flows used in investing activities
Acquisition of property, plant and equipment	(204,533)	(317,443)
Expenditures on power project development	(903)	(1,742)
Expenditures on mineral properties, rights and development costs – net	(53,443)	14,859
Decrease (increase) in restricted cash	58,600	(54,000)
Decrease (increase) in reclamation deposits (note 12)	7,305	(14,769)
(Increase) decrease in accounts receivable	(289)	127
Proceeds on sale of investments (note 9)	18,811	5,882
Proceeds on sale of power projects (note 5)	38,729	-
Investments (note 9)	(28,660)	(5,667)
Tenant inducements	-	169
	(164,383)	(372,584)
Decrease in cash and cash equivalents during the year	(85,692)	(8,667)
Cash and cash equivalents – beginning of year	97,916	106,583
Cash and cash equivalents – end of year	12,224	97,916
Supplemental cash flow information (note 21)

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

1 Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of exploration and development properties located in Alaska and British Columbia. The Company is also advancing its projects from exploration and development stage to construction. Construction of the Rock Creek mine, located in Nome, Alaska, commenced in the fall of 2006. Start-up, system testing and commissioning activites began in September 2008 and was suspended in November 2008.

The Company’s largest projects are being advanced to mine development with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”) (see note 9). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Cominco Limited (“Teck”) (see note 4).

As at November 30, 2008, the Company had a $19.2 million working capital deficiency and a bridge loan in the amount of US$20 million due on December 29, 2008. These significant liquidity issues were alleviated after the year end with the bridge loan being extended and then subsequently converted into common shares (note 23a) and a private placement generating gross proceeds to the Company of US $75 million (note 23b).

2 Change in accounting policy and adoption of recent accounting pronouncements

Exploration expenditures

During the year ended November 30, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to the year ended November 30, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported November 30, 2007 consolidated financial statements is as follows:

	As previously
	reported	Restatement	As restated
	$	$	$

Mineral properties, rights and development costs at November 30, 2007	455,711	(271,102)	184,609
Investments at November 30, 2007	11,877	(3,453)	8,424
Future income taxes at November 30, 2007	(44,320)	34,290	(10,030)
Exploration expenses for the year ended November 30, 2007	921	65,569	66,490
Future income tax recovery for the year ended November 30, 2007	(16,563)	(1,292)	(17,855)
Loss for the year ended November 30, 2007	(44,766)	(64,277)	(109,043)
Loss per share for the year ended November 30, 2007	(0.45)	(0.65)	(1.10)
Deficit at November 30, 2007	(163,657)	(240,265)	(403,922)
Deficit at November 30, 2006	(118,891)	(175,988)	(294,879)

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments –

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. On December 1, 2007, the Company has adopted these disclosure requirements and management has evaluated the impact of these new accounting standards and the necessary disclosures are provided in notes 17 and 18.

General standards on financial statement presentation

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation” (“CICA 1400”), has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. During the interim period ended August 31, 2008, the Company has adopted the disclosure requirements of CICA 1400. The standard requires that management make an assessment of a company’s ability to continue as a going concern and to use the going concern basis in the preparation of the financial statements unless management either intends to liquidate the company or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon a company’s ability to continue as a going concern, those uncertainties should be disclosed.

Income statement presentation of a tax loss carryforward recognized following an unrealized gain in other comprehensive income

During the interim period ending November 30, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income” (“EIC-172”). This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract has been applied retrospectively and there was no impact on the consolidated financial statements.

3 Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its material wholly-owned subsidiaries, NovaGold Canada Inc., Alaska Gold Company, and NovaGold Resources Alaska, Inc. All significant inter-company transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary. As described in note 22, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third-party placer mining activities carried out on the Company’s sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

3 Significant accounting policies (cont.)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short-term highly liquid investments with an original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value. Interest from cash and cash equivalents is recorded on an accrual basis. Cash equivalents are stated at cost, which approximates fair market value.

Reclamation deposits

Certain cash is held in long-term reclamation bonds to support future reclamation work. Interest from reclamation deposits is recorded on an accrual basis.

Inventories

Inventories consist of supplies and spare parts to be consumed in operations, as well as stockpile ore, and is stated at the lower of cost and net realizable value. Supplies inventory had been purchased for the Rock Creek project prior to production and transported to Nome, Alaska by barge to be available once the mine is in operations. Transportation costs have been capitalized. Inventories not expected to be consumed during the next twelve months are classified as long-term.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis over their estimated useful lives at annual rates between 20% – 30%. Amortization of leasehold improvements is calculated on a straight-line basis over the term of the lease.

Construction in progress and pre-construction costs relate to the Rock Creek mine and Galore Creek project and are recorded at cost. No amortization is calculated until the assets are substantially put into service.

Intangible assets

Intangible assets consist of power transmission rights acquired by the Company upon the asset acquisition of Coast Mountain Power Corp. Intangible assets are recorded at cost and amortized over their respective useful lives on a straight-line basis. The Company intends to amortize the power transmission rights over the expected life of the Galore Creek project on a stright-line basis. The Company assesses the fair value of these intangible assets with the Galore Creek long-lived assets and, if there are indications of impairment, the carrying value would be written down.

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Land and gravel resources

Land is recorded at cost and, at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel’s estimated value as a percentage of the value of the entire parcel acquired. Cost of

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

3 Significant accounting policies (cont.)

sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are reviewed regularly to determine if impairment exists and, if impairment is determined, the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Mineral properties and development costs

During the year ended November 30, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (see note 2).

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Capitalized financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Asset retirement obligation

The Company’s asset retirement obligation (“ARO”) relates to expected mine reclamation and closure activities. An ARO is recognized initially at fair value with a corresponding increase in related assets. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company’s credit adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

3 Significant accounting policies (cont.)

recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Investment tax credits

The Company is eligible to receive investment tax credits (“ITCs”) related to certain of its mineral property expenditures. The ITCs are accounted for as a reduction in the cost of mineral properties or exploration costs in the period when related expenditures are incurred.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency, the parent company’s functional currency, using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments

Section 3861, “Financial Instruments – Disclosure and Presentation”, has been replaced by Section 3862, “Financial Instruments – Disclosure”, and Section 3863 – “Financial instruments – Presentation”. These new standards require entities to disclose quantitative and qualitative information that enables users to evaluate the significance of financial instruments for the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. In addition, the Company is required to disclose management’s objectives, policies and procedures for managing these risks.

Fair values

The Company classifies its financial assets as either held for trading, available-for-sale, or loans and receivables. Financial liabilities are classified as either held for trading, or loans and receivables.

Held for trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available or, where not available, inputs generated by the Company. Changes in fair value of held for trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

3 Significant accounting policies (cont.)

be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The fair values of the Company’s held for trading financial liabilities, such as accounts payable and accrued liabilities, asset retirement obligations and suspension cost accruals were likely significantly below carrying values due to the liquidity issues of the Company, as indicated by the $19.2 million working capital deficiency at November 30, 2008. However, with the subsequent financing (note 23b) the conditions, which gave rise to these liquidity issues were alleviated and the fair values of these held for trading financial assets and liabilities, subsequently approximate their carrying values. The fair values of the Company’s held for trading financial assets, such as GST and other receivables, approximates their carrying values at November 30, 2008.

The fair values of the Company’s available-for-sale financial assets and liabilities, such as investments, approximate their carrying values as the investments are carried at fair values with gains and losses of a temporary nature recorded in other comprehensive loss.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates. The fair value of these deposits approximate their carrying values.

The Company’s loans payable, such as the bridge loan, the promissory note payable to Barrick, the convertible notes and the capital lease obligations are all recorded at amortized cost. The fair value of the bridge loan is estimated to be US$20 million, based upon the terms of the subsequent extension of the due date, including an increase in the interest rate, the extension fee and the re-pricing of the related warrants, as compared to the carrying value of $23.4 million. The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate. The fair value of the US$95.0 million convertible notes is estimated at US$43 million based upon limited trading details of these notes obtained from an independent brokerage firm, as compared to their amortized cost of $63.8 million. The schedule of the capital lease payments from 2009 to 2012 total $2.8 million approximates its carrying value of $2.9 million.

Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”). AcG 15 prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.

Stock options and warrants

The Company accounts for stock options and warrants at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

3 Significant accounting policies (cont.)

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties, future income taxes and the provision for reclamation costs. Actual results could differ materially from those reported.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

New accounting pronouncements

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories”. The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to the Company’s interim and annual financial statements beginning December 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning December 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canadian GAAP. The effective date is for the Company’s interim and annual financial statements for the year beginning December 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4 Galore Creek Partnership

On August 1, 2007, the Company formed a 50/50 partnership (“Galore Creek Partnership” or “Partnership”) with Teck at the Galore Creek project and a company, the Galore Creek Mining Corporation (“GCMC”), was formed to operate the project’s activities. The Company contributed its assets in the Galore Creek project to the Partnership and Teck was funding an initial contribution, which at the time was determined to be approximately $537 million. After the initial contribution was completed, both partners were to be equally responsible to fund the project going forward.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

4 Galore Creek Partnership (cont.)

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently uses the principles of AcG 15 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Galore Creek Partnership.

On November 26, 2007, the Company and Teck announced that construction activities would be suspended at Galore Creek in order to undertake a comprehensive review of the overall design plan when it was recognized that industry wide cost increases and extension of the anticipated project schedule would likely result in significantly higher cost estimates for the project. At that time, the terms of Teck’s initial contribution into the Partnership were amended. Under the amended arrangements, in addition to Teck’s funding from August 1, 2007 to the year ended November 30, 2007 of $264 million, Teck’s total committed investment in the Partnership would be $403 million, including $72 million to be invested in the Partnership over the next five years principally to reassess and evaluate the project’s alternative development strategies. Excluding costs covered by Teck’s $72 million above, the Company and Teck agreed to share the next $100 million of project costs 33% and 67% respectively, and share project costs on a 50/50 basis thereafter.

Subsequent to the year end, the Company and Teck have renegotiated the Partnership agreement where the $72 million has been reduced to $60 million, and from November 1, 2008 onwards Teck has agreed to fund all of the costs at the project until the $60 million is fully spent (see subsequent events note 22).

The Company recorded demobilization costs of $93.1 million for the year ended November 30, 2007 as the best estimate of costs to be incurred in relation to the decision to suspend construction project. However, based on the actual demobilization costs incurred during the year, the Company has revised the costs to $57.0 million, and has reflected the $36.1 million difference as a recovery in the statement of operations for the year ended November 30, 2008, net of non-controlling interest and income taxes. The reduction in estimated costs is primarily due to the Company acquiring equipment for $35.0 million and assuming capital leases of $3.0 million rather than incurring stand-by charges and other contract break fees. Suspension related costs estimated at November 30, 2008 of $1.1 million have been fully completed subsequently and funded entirely by Teck.

The expenditures in the Galore Creek project have been recorded in property, plant and equipment for construction in progress costs, and in mineral properties and related deferred costs for development costs. At November 30, 2008, no provision has been made against the carrying value of the project because the Company believes that the project retains fair value in excess of its carrying value. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment write-down will not be required. Teck’s contributions to date have been recorded as non-controlling interest.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

4 Galore Creek Partnership (cont.)

Included in the Company’s consolidated financial statements are the following balances specifically relating to the Galore Creek project:

	in thousands of Canadian dollars
	November 30, 2008	November 30, 2007
	$	$

Cash and cash equivalents	5,552	82,784
Deposits and prepaid amounts	567	5,293
Restricted cash	-	54,000
Property, plant and equipment
Construction costs	324,711	325,080
Equipment	38,048	-
Mineral properties and development costs	180,597	125,040
Power transmission rights	58,668	58,668
Accounts payable and accrued liabilities	(5,528)	(71,992)
Suspension costs	(1,101)	(93,105)

Non-controlling interest continuity:

	in thousands of Canadian dollars
	November 30, 2008	November 30, 2007
	$	$

Balance beginning of year	217,754	-
Contributions by Teck	69,773	264,306
Teck’s share of suspension recoveries (costs)	18,049	(46,552)
Teck’s share of care and maintenance costs and development	(14,345)	-
Balance end of year	291,231	217,754

5 Disposition of power projects

On July 31, 2008, the Company sold 100% of its NovaGreenPower subsidiary to AltaGas Ltd. (“AltaGas”) for $35.0 million plus an additional contingent amount of $5.0 million payable on or before February 15, 2009, dependent on AltaGas receiving certain government approvals. Due to delays in receiving approvals, the Company agreed to settle the contingent payment on November 26, 2008 for $3.7 million, thus receiving total proceeds of $38.7 million. NovaGreenPower owns several development-stage run-of-river hydroelectric projects located in northwest British Columbia. The carrying value to the Company of the assets sold, along with transaction costs, was approximately $6.7 million. A gain of $32.0 million was recorded on the sale. The Company will be responsible for certain contingent costs that relate to the predisposition activities of NovaGreenPower. No provision has been made for those costs due to their contingent nature.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

6 Inventories

	in thousands of Canadian dollars
	November 30, 2008	November 30, 2007
	$	$
Supplies	13,523	8,995
Stockpiled ore	1,499	-
Gold	214	202
Current portion	-	9,197
Long-term portion	15,236	-

7 Property, plant and equipment

	in thousands of Canadian dollars
		November 30, 2008
		Accumulated
	Cost	amortization	Impairment (a)	Net
	$	$	$	$
Construction costs – Galore Creek	324,711	-	-	324,711
Mobile equipment – Galore Creek	38,048	-	-	38,048
Construction costs – Rock Creek	220,512	-	(129,993)	90,519
Mining and milling equipment – Rock Creek	36,035	-	(21,243)	14,792
Heavy machinery and equipment	2,404	(334)	-	2,070
Office furniture and equipment	1,648	(1,030)	-	618
Leasehold improvements	575	(212)	-	363
	623,933	(1,576)	(151,236)	471,121

	in thousands of Canadian dollars
	November 30, 2007
		Accumulated
	Cost	amortization	Net
	$	$	$
Construction costs – Galore Creek	325,080	-	325,080
Construction in progress – Rock Creek	108,388	-	108,388
Mining and milling equipment – Rock Creek	31,363	-	31,363
Heavy machinery and equipment	2,399	(310)	2,089
Office furniture and equipment	1,382	(734)	648
Leasehold improvements	575	(154)	421
	469,187	(1,198)	467,989

a)	Asset impairment

Construction of the Rock Creek mine located in Nome, Alaska was substantially completed during the year and start-up process began in September 2008, upon receipt of operating permits. During start-up, the mine experienced unanticipated mechanical problems in the mill and arctic weather conditions caused problems with the crushing circuit. On November 24, 2008, the Company suspended the start-up, system testing and commissioning activities at the Rock Creek mine to conserve cash reserves, and with restricted credit and equity markets the Company believed that it would not be able to obtain financing to continue start-up activities. As a result of the suspension the mine has been placed on care and maintenance. The

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

7 Property, plant and equipment (cont.)

Company has assessed the estimated recoverability of the Rock Creek project and has recorded an asset impairment of $160,883,000. The impairment adjustment was calculated by using the present value of the estimated future cash flows to estimate fair value of the project in accordance with CICA Handbook Section 3063, “Impairment of Long-lived Assets”. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment, and mineral properties and development costs.

b)	Capitalized interest and accretion included in Galore Creek construction costs are $1,599,000 (2007: nil).

8 Mineral properties, rights and development costs

				in thousands of Canadian dollars
	November 30, 2007
	As previously		(Restated – note 2)	Expenditures	Impairment
	reported	Adjustments	November 30, 2007	(Amortization)	(note 7 (a)	November 30, 2008
	$	$	$	$	$	$

Alaska, USA
Donlin Creek	92,931	(92,931)	-	-	-	-
Rock Creek	29,280	(28,379)	901	15,463	(9,647)	6,717
Other	36,493	(36,493)	-	-	-	-

British Columbia, Canada
Galore Creek	232,112	(105,405)	126,707	56,890	-	183,597
Power transmission rights	58,668	(1,667)	57,001	(1,333)	-	55,668
Other	6,227	(6,227)	-	-	-	-

	455,711	(271,102)	184,609	71,020	(9,647)	245,982

			in thousands of Canadian dollars
	November 30, 2006
	As previously		(Restated – note 2)	Expenditures	(Restated – note 2)
	reported	Adjustments	November 30, 2006	(Amortization)	November 30, 2007
	$	$	$	$	$

Alaska, USA
Donlin Creek (note 8d)	49,868	(49,868)	-	-	-
Rock Creek	25,745	(25,745)	-	901	901
Other	25,209	(25,209)	-	-	-

British Columbia, Canada
Galore Creek	189,387	(102,429)	86,958	39,749	126,707
Power transmission rights	58,668	(333)	58,335	(1,334)	57,001
Other	3,987	(3,987)	-	-	-

	352,864	(207,571)	145,293	39,316	184,609

a)	Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (“Alaska Gold”), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. These patented mining claims along with lands described in lease agreements with Native Alaskan landowners comprise the tenure required for mining and mineral exploration in the Nome and Rock Creek mine area.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

8 Mineral properties, rights and development costs (cont.)

The Company has also entered into two agreements with Bering Straits Native Corporation (“BSNC”) for subsurface mineral rights on approximately 50,930 acres of non-patented land in and around the Rock Creek mine. The first agreement – “Mining Sublease” dated April 13, 2006, was derived from the lease agreement dated March 13, 2002. The sublease applies to 2,930 acres immediately around Rock Creek mine and prescribes certain payments related to royalties on production. In lieu of production, an advance royalty payment of $126,560 plus inflation amount is due on January 1 of each year. A second “Exploration and Option” agreement is for surrounding lands totalling 48,000 acres, is valid to December 31, 2013 and was signed on June 24, 2008. The agreement calls for annual payments ranging from US$0.06 million to US$0.10 million and annual work commitments ranging from US$0.07 million to US$0.10 million.

Surface rights agreements have been executed with Sitnasuak Native Corporation. The document dated May 26, 2006 “Surface Use Agreement – Exclusive Use Area” applies to 1,789 acres of Native Alaskan land in and adjacent to the Rock Creek mine. The agreement calls for annual payments of US$0.07 million plus inflation amount and an annual fee on newly disturbed lands. For the 48,000 acre exploration block of lands surrounding the core block, the agreement is dated April 1, 2008 and is valid until December 31, 2012. The agreement calls for annual payments ranging from US$0.05 mil- lion to US$0.10 million and an annual fee on newly disturbed lands.

Capitalized interest and accretion included in Rock Creek mineral property and development costs are $6,323,000 (2007:nil).

b)	Galore Creek, British Columbia

In March 2007, the Company exercised its option to purchase 100% of the Galore Creek claims as part of the Galore Creek Option Agreement (“Option Agreement”). The transaction closed on June 1, 2007. In accordance with the Option Agreement entered into in July 2003, the Company made a series of payments between 2003 and 2006, totalling US$7.8 million ($8.7 million) in the form of option payments. On June 1, 2007, pursuant to the Option Agreement to complete the acquisition, a further US$12.5 million ($13.3 million) was paid for a total of US$20.3 million ($22 million). Following EIC-124, the purchase price was allocated to the fair value of the assets and liabilities received, based on estimates by management. An additional $9.7 million was recorded as a future income tax liability related to the fair value of assets acquired that do not have an income tax basis.

On December 1, 2007, the Company and Pioneer Metals Corporation (“Pioneer”) entered into a purchase and sale agreement whereby the Company purchased a 100% interest in the Grace claims located adjacent to the Galore Creek project held by Pioneer, a wholly-owned subsidiary of Barrick, for a purchase price of $54.0 million.

9 Investments

		in thousands of Canadian dollars
		November 30, 2008
		Unrealized
		holding gains	Carrying
	Cost	(losses)	value
	$	$	$
Available-for-sale investments a)
Other investments b)	673	(418)	255
Investments accounted for under the equity method
Alexco Resource Corp. c)	-	-	3,769
Donlin Creek LLC d)	-	-	3,197
	-	-	6,966
Total investments	673	(418)	7,221

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

9 Investments (cont.)

		in thousands of Canadian dollars
		November 30, 2007
		Accumulated
		unrealized	Carrying value
	Cost	holding gains	(Restated note 2)
	$		$4
Available-for-sale investments a)
Temporary investments
5,374,544 shares of US Gold Corporation e)	3,534	14,847	18,381
Long-term investments
Other investments b)	673	1,164	1,837
Investments accounted for under the equity method
Alexco Resource Corp. c)	-	-	6,587
Total long-term investments	673	1,164	8,424
Total investments	4,207	16,011	26,805

Investments accounted for using equity method

		in thousands of Canadian dollars
		November 30, 2008
	Alexco	Donlin Creek	Total
At November 30, 2007, as previously reported	10,040	-	10,040
Restatement to expense exploration costs capitalized by Alexco
(note 2)	(3,453)	-	(3,453)
Funding	-	28,660	28,660
Equity pick-up	(633)	-	(633)
Exploration and development	(2,780)	(25,463)	(28,243)
Dilution pick-up	802	-	802
Write down	(207)	-	(207)
At November 30, 2008	3,769	3,197	6,966

a)

Investments classified as available-for-sale are reported at fair value (or marked-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

b)	Included in “Other investments” are 126,625 shares (cost: $5,000; fair value at November 30, 2008: $63,000) in Etruscan Resources Inc., a company having two directors in common with the Company.

c)

At November 30, 2008, the Company owned 6,352,978 shares of Alexco Resource Corp. (“Alexco”) (market value at November 30, 2008: $5.7 million). The Company has accounted for this investment using the equity method. Alexco has a June 30 year end and is a related party, having two directors in common with the Company. During the year ended November 30, 2008, the Company recorded a $0.6 million loss (2007: $0.6 million loss) resulting from accounting for the equity investment.

On December 11, 2007, Alexco completed a private placement of 1,500,000 flow-through common shares. The Company did not participate and, as a result, the Company’s ownership in Alexco decreased to 17.75%. The Company has recorded a dilution gain of $0.8 million for the year ended November 30, 2008 (2007: $0.2 million gain) as a result of this issuance.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

9 Investments (cont.)

Subsequent to November 30, 2008, the Company has sold its entire investment in Alexco for net proceeds of $3.8 million. The Company has determined that the decline in value was other than temporary and has recorded a $0.2 million reduction in its investment as at November 30, 2008.

d)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (the "Donlin Creek LLC") to advance the Donlin Creek project. As part of the Donlin Creek LLC agreement, the Company has agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million expen- ditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement has been made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of US prime plus 2% will be paid out of future mine production cash flow. After the Company’s initial contribution, all funding will be shared by both parties on a 50/50 basis. Interest on this long-term debt is expensed.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG 15 “Consolidation of Variable Interest Entities” to determine the accounting for its ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. The Company’s maximum exposure to loss in this entity is limited to the carrying amount of the investment in Donlin Creek, which at November 30, 2008 totals $9.2 million, offset by amounts payable to Barrick totalling US$55.4 million ($68.5 million), (inclusive of US$3.8 million ($ 4.0 million), of accrued interest) which is to be paid out of future mine production cash flow.

e)

On January 29, 2008, the Company sold its entire share holdings of US Gold Corporation for a net sale price of $3.50 per share. The Company received proceeds of $18.8 million and recorded a gain of $15.3 million.

10 Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses, aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes will have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability, less the portion relating to the conversion feature ($43.4 million) which is classified as a component of shareholders’ equity. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 17.03% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being capitalized to certain projects funded by this offering and charged to interest expense for projects that do not meet the criteria to capitalize, and added to the liability over the term of the Notes.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

10 Convertible notes (cont.)

in thousands of Canadian dollars
November 30, 2008
$
Present value of convertible notes on issue	51,718
Financing costs allocated to debt component	(1,884)
Accretion of debt discount for the year	2,621
Foreign exchange revaluation	11,118
Convertible notes	63,573

Conversion right	44,992
Financing costs allocated to equity component	(1,640)
Equity component of convertible notes	43,352

11 Bridge loan

On September 26, 2008, the Company secured a bridge loan in the amount of US$20.0 million for proceeds of US$18.8 million, net of commitment fees of $1.2 million, from Auramet Trading, LLC (“Auramet”). The bridge loan matured on December 29, 2008 and bore interest at a rate of 12.0% per annum. Auramet had the right to convert the principal amount of the bridge loan into common shares of the Company at a price of $12.00 per common share. The Company also issued to Auramet warrants to purchase 750,000 common shares of the Company at an exercise price of $7.18 per common share at any time before September 25, 2010. The Company granted to Auramet a security interest in the Rock Creek mine and a pledge of securities in certain material subsidiaries and guarantees.

The bridge loan is classified as a long-term liability, less the portion relating to the warrants ($2.0 million), which is classified as a component of shareholders’ equity. Due to the short-term nature, no amount has been recorded on the conversion feature. As a result, the recorded liability to repay the bridge loan is lower than its face value. Using the effective interest rate method and the rate implicit in the calculation, the difference of $2.0 million, characterized as the note discount, is being capitalized to the Rock Creek project, which was funded by this offering, and added to the liability over the term of the bridge loan. The bridge loan has been fully converted into common shares of the Company subsequent to the year end (see note 23).

in thousands of Canadian dollars
November 30, 2008
$
Present value of bridge loan on issue	18,561
Financing costs allocated to debt component	(1,235)
Accretion of debt discount for the period	2,637
Foreign exchange revaluation	3,483
Bridge loan	23,446

Warrant component	2,137
Financing costs allocated to warrant component	(142)
Fair value of warrants	1,995

Subsequent to year end, the bridge loan was extended and the terms of the loan and the warrants were adjusted. Refer to subsequent events note 23 for discussion.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

12 Asset retirement obligations

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $23.0 million, which has been discounted using a credit adjusted risk free rate of 5.0%, except Galore Creek which has not been discounted due to the uncertainty of the timing of the reclamation activities as a result of the suspension of the project. Significant reclamation and closure activities include land rehabilitation, decommissioning of roads, bridges, buildings and mine facilities, and other costs.

Changes to the reclamation and closure cost balance during the year are as follows:

	in thousands of Canadian dollars
	November 30, 2008	November 30, 2007
	$	$
Asset retirement obligations – beginning of year	13,517	916
Revision in estimates and liabilities incurred	8,058	12,898
Reclamation expenditures	(216)	(297)
Balance – end of year	21,359	13,517
Less current portion of asset retirement obligations	(483)	(1,791)
Long-term portion of asset retirement obligations	20,876	11,726

During the year ended November 30, 2008, the value of the underlying site closure and reclamation obligation was revised to reflect the Company’s activities at the Rock Creek project.

	in thousands of Canadian dollars
	November 30, 2008	November 30, 2007
	$	$
Galore Creek	13,584	12,026
Rock Creek	7,292	872
Nome Gold	403	539
Murray Brook	80	80
	21,359	13,517

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

As required by regulatory authorities, at November 30, 2008, the Company had cash reclamation deposits totalling $14.6 million (2007: $20.3 million) comprised of the following:

	in thousands of Canadian dollars
	November 30, 2008	November 30, 2007
	$	$
Galore Creek	6,013	11,998
Rock Creek	8,467	6,845
Forrest Kerr	-	1,320
Murray Brook	105	105
	14,585	20,268

These deposits are invested in government bonds and treasury bills and bear interest at rates ranging from 1.5% – 3.0% per annum.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

13 Share capital

	in thousands of Canadian dollars

Authorized	November 30, 2008		November 30, 2007
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	Number of	Ascribed	Number of	Ascribed
Issuance of common shares	shares	value	shares	value
	(thousands)	$	(thousands)	$
Balance – beginning of year	104,889	760,468	91,565	533,658
Pursuant to public offering – net a)	-	-	12,500	217,192
For cash and fair value pursuant to option agreements b)	307	417	739	8,108
For cash and fair value pursuant to warrant agreements c)	2,313	15,352	11	77
Pursuant to property agreement	-	-	74	1,433
Balance – end of year	107,509	776,237	104,889	760,468
Shares held by a wholly-owned subsidiary eliminated on
consolidation	9	-	9	-

Total issued and outstanding	107,518	776,237	104,898	760,468

a)	Public and private placements

On April 24, 2007, the Company issued by way of a public offering 12,500,000 common shares at $18.33 (US$16.25) per common share for net proceeds of $217.2 million after commissions and expenses of $12 million.

b)	Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a maximum of 10 years from the date of grant or may be exercisable 1/3 three months after commencement of employment, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a maximum of 10 years from the date of grant.

For the year ended November 30, 2008, the Company has recognized a stock-based compensation charge of $2.5 million (2007: $5.0 million) for options granted to directors, employees and non-employees in accordance with CICA Handbook Section 3870 of which $1.1 million (2007: $3.0 million) was allocated to mineral properties and exploration costs and $1.4 million (2007: $2.0 million) was charged into income.

The fair value of options recognized in the consolidated statements of operations and deficit have been estimated using an option pricing model. Assumptions used in the pricing model for each year are as provided below.

	Year Ended	Year Ended
	November 30, 2008	November 30, 2007

Risk-free interest rate	2.99% – 4.01%	3.79% – 4.73%
Expected life	3.22 – 4.27 years	2.32 – 2.47 years
Expected volatility	59% – 61%	45% – 46%
Expected dividends	nil	nil

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

13 Share capital (cont.)

A summary of the Company’s stock option plan and changes during the years ended is as follows.

	November 30, 2008		November 30, 2007
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(thousands)	$	(thousands)	$

Balance – beginning of year	8,761	8.76	8,838	8.13
Granted	1,733	8.17	958	17.28
Exercised	(308)	1.36	(739)	8.37
Expired	(1,830)	12.25	(296)	18.33
Balance – end of year	8,356	8.15	8,761	8.76

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2008.

			Weighted		Weighted
	Number of	Weighted	average	Number of	average
	outstanding	average	exercise	exercisable	exercise
	options	years to	price	options	price
Range of prices	(thousands)	expiry	$	(thousands)	$
$ 0.62 to $ 1.99	921	3.53	1.00	921	1.00
$ 2.00 to $ 3.99	780	4.12	3.48	780	3.48
$ 4.00 to $ 5.99	306	3.49	4.36	306	4.36
$ 6.00 to $ 7.99	1,935	6.58	7.05	1,557	6.82
$ 8.00 to $ 9.99	2,625	7.03	8.75	2,035	8.88
$10.00 to $11.99	57	7.04	10.16	57	10.16
$12.00 to $13.99	115	7.50	13.90	115	13.90
$14.00 to $15.99	1,183	7.32	14.12	1,176	14.11
$16.00 to $17.99	283	8.54	16.56	267	16.56
$18.00 to $19.78	151	7.85	19.48	143	19.46

	8,356	6.25	8.15	7,357	8.10

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

13 Share capital (cont.)

c)         Share purchase warrants

A summary of the Company’s share purchase warrants and the changes for the years then ended is presented below.

	November 30, 2008		November 30, 2007
		Weighted		Weighted
	Number	average	Number of	average
	of warrants	exercise price	warrants	exercise price
	(thousands)	$	(thousands)	$
Balance outstanding – beginning of year	6,582	9.42	6,593	9.43
Granted	750	7.18	-	-
Exercised	(2,312)	7.00	(11)	7.00
Expired	(4,270)	10.74	-	-
Balance outstanding – end of year	750	7.18	6,582	9.43

A summary of the Company’s share purchase warrants outstanding at November 30, 2008 is presented below.

	Warrants		Weighted
	outstanding	Weighted	average
	and	average	remaining
	exercisable	exercise price	contractual life
Prices	(thousands)	$	(years)

$7.18	750	7.18	1.83

On January 7, 2008, 3.13 million share purchase warrants with an exercise price of $12.10 expired unexercised. The value originally attributed to these warrants of $9,174,000 has been transferred to contributed surplus.

On October 1, 2008, 2.31 million share purchase warrants, exercisable into an equivalent amount of common shares at $7.00 per common share, were exercised for proceeds of $15.3 million, net of costs. The remaining 1.14 million share purchase warrants which were issued in 2003 expired unexercised.

On December 29, 2008, as part of the extension of the bridge loan discussed in subsequent events note 22, 1.0 million share purchase warrants were issued with an exercise price of $1.53 per share with a two year term. Additionally, the 750,000 share purchase warrants were re-priced at $1.53 per share as part of this agreement. Of these warrants, 750,000 were exercised subsequent to the year end for proceeds of $1.1 million.

14 Loss per share

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$
Basic
Loss available to common shareholders (thousands)	(194,972)	(109,043)
Weighted average number of shares (thousands)	105,727	99,559
Basic loss per share	(1.84)	(1.10)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

14 Loss per share (cont.)

For the years ended November 30, 2008 and 2007, diluted loss per share is the same as basic loss per share, as the exercise of potentially dilutive securities would be anti-dilutive.

15 Commitments and contingencies

a)	Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s leased head office location and certain office equipment with commitments ranging from one to ten years. The future minimum lease payments as at November 30, 2008 are approximately as follows:

in thousands of Canadian dollars
November 30, 2008
$
2009	942
2010	758
2011	828
2012	629
2013	570
Thereafter	2,602

b)	Purchase commitments

As at November 30, 2008, the Company has commitments outstanding in the amount of US$1.2 million relating to the operation of the Rock Creek mine.

c)	Legal actions

In October 2006, the former CEO of Coast Mountain commenced an action in the British Columbia Supreme Court against Coast Mountain seeking wrongful dismissal damages arising from the termination of his employment. Subsequent to November 30, 2008, the lawsuit was settled for $0.2 million, which the Company has recorded in accrued liabilities at November 30, 2008.

The Company, certain of its officers and directors, and the Galore Creek Mining Corporation were named as defendants in a consolidated securities class action filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9, and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. The Company disputes the allegations and intends to contest the action vigorously.

d)	Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production (refer also to note 8, Mineral properties, rights and development costs).

16 Related party transactions

a)	Exploration and management services to Alexco

During 2008, the Company provided exploration and management services totalling $503,000 (2007: $941,000) to Alexco, a related party having two common directors. At November 30, 2008, $71,000 (2007: $152,000) is included in

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

16 Related party transactions (cont.)

other receivables. This amount has been subsequently collected. The transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

b)	Exploration and management services to the Donlin Creek LLC

During 2008, the Company provided exploration and management services totalling $1,654,000 (2007: nil) to the Donlin Creek LLC. At November 30, 2008, $671,000 (2007: nil) is included in other receivables. This amount has been subsequently collected. The transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

17 Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity, convertible notes and the bridge loan. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. As a result of the funding received subsequent to the year end, the Company expects that the capital resources available to it will be sufficient to carryout its development plans and operations for at least the next 12 months.

18 Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

18 Management of financial risk (cont.)

The Company has not hedged its exposure to currency fluctuations. At November 30, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in thousands of US dollars:

	November 30, 2008	November 30, 2007
	US$	US$
Cash and cash equivalents	723	7,925
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(21,972)	(11,226)
Amounts payable to Barrick	(55,403)	(64,828)
Bridge loan	(18,954)	-
Convertible debt	(51,822)	-

Based on the above net exposures as at November 30, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of $17.4 million in the Company’s net earnings.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s GST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 13 to the consolidated financial statements. Accounts payable and accrued liabilities, coupon interest on the convertible notes and the bridge loan are due within one year from the balance sheet date. Subsequent to the year end, the bridge loan was converted into common shares (note 23a).

Contractual obligated cash flow requirements as at November 30, 2008 are as follows:
in thousands of Canadian dollars, unless otherwise specified

	Total $	< 1 year $	1-2 Years $	2-3 Years $	3-4 Years $	4-5 Years $	Thereafter $
Accounts payable	35,930	35,930	-	-	-	-	-
Operating leases	6,329	942	758	828	624	570	2,602
Capital leases	2,790	949	708	751	382	-	-
Asset retirement obligations	21,359	483	-	-	-	-	20,876
Convertible Notes - interest	US 33,963	US 5,225	US 5,225	US 5,225	US 5,225	US 5,225	US 7,838
Convertible Notes - holders option						US 95,000

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

18 Management of financial risk (cont.)

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available- for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the US prime rate. Based on the amount owing on the promissory note as at November 30, 2008, and assuming that all other variables remain constant, a 1% change in the US prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity- based risks respecting its operations.

19 Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	in thousands of Canadian dollars
		(Restated – note 2)
	November 30, 2008	November 30, 2007
	$	$
Combined federal and provincial statutory tax rate	31.30%	34.12%
Income taxes at statutory rates	(59,772)	(43,298)
Loss expiry	11,964	2,385
Share issuance and financing costs	(1,794)	(4,072)
Foreign exchange on future income tax balance	(28,343)	2,912
Difference in foreign tax rates	(19,173)	(4,807)
Valuation allowance	91,794	24,491
Non-deductible expenditures	1,550	1,871
Effect of statutory tax rate change	1,576	2,178
Others	6,228	485
Income tax expense (recovery)	4,030	(17,855)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

19 Income taxes (cont.)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2008 and 2007 are as follows:

	in thousands of Canadian dollars
		(Restated – note 2)
	November 30, 2008	November 30, 2007
	$	$
Future income tax assets:
Non-capital losses	52,659	50,676
Mineral property interest	53,721	41,419
Property, plant and equipment	69,632	2,009
Non-controlling interest	75,719	50,696
Suspension liabilities	286	33,077
Asset retirement obligation	6,726	3,668
Share issuance costs	4,633	5,690
Capital loss carryforwards	2,728	2,890
Other deductible temporary differences	12,560	4,274
Total future tax assets	278,664	194,399
Valuation allowance	(192,222)	(100,428)
Net future income tax assets	86,442	93,971
Future income tax liabilities:
Property, plant and equipment	64,400	70,129
Mineral property, rights and development costs	36,423	33,792
Other taxable temporary differences	-	80
Future income tax liabilities	100,823	104,001
Net future income tax liabilities	14,381	10,030

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

19 Income taxes (cont.)

The Company has loss carryforwards of approximately C$62.9 million in Canada and US$71.3 million in the United States that may be available for tax purposes. The losses are in the following countries and expire as follows:

	in thousands of dollars
	Non-capital	Operating
	losses	losses
	Canada	United States
	$	US$
2009	-	-
2010	1,253	-
2011	-	-
2012	-	915
2013	-	-
Thereafter	61,733	70,433
	62,986	71,348

Future use of these United States loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on April 2, 1999 and December 17, 2001 regarding the losses incurred by Alaska Gold Company. In addition, NovaGold Resources Alaska, Inc. incurred an ownership change under Section 382 on December 17, 2001. Therefore, approximately US$6.9 million of the United States losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to use these losses may be limited. An additional change in control may have occurred since December 17, 2001 which may further limit the availability of losses prior to the date of change in control.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

20 Segmented information

The Company’s operating segments include the exploitation of the Company’s land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments has been prepared consistently with the Company’s accounting policies described in note 3.

	in thousands of Canadian dollars
			November 30, 2008
		Land and
	Mineral	gravel
	properties	operations	Other	Total
	$	$	$	$
Revenue	-	2,006	161	2,167
Expenses	191,502	131	-	191,633
Segment (loss) earnings	(191,502)	1,875	161	(189,466)
Net unallocated corporate expenses				(7,740)
Interest income				2,234
Loss for the year				(194,972)
Segment assets	755,083	2,446		757,529
Unallocated corporate assets				19,656
Total assets				777,185
Capital expenditures	105,458		265	105,723
Asset impairment	(160,883)			(160,883)

		in thousands of Canadian dollars
		(Restated – note 2)
		November 30, 2007
		Land and
	Mineral	gravel
	properties	operations	Other	Total
	$	$	$	$

Revenue	-	1,003	62	1,065
Expenses	921	165	-	1,086
Segment (loss) earnings	(921)	838	62	(21)
Unallocated corporate expenses				(115,033)
Interest income				6,011
Loss for the year				(109,043)
Segment assets	765,530	1,980		767,510
Unallocated corporate assets				128,175
Total assets				895,685
Capital expenditures	436,247		401	436,648

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

20 Segmented information (cont.)

The Company’s geographic segment information is as follows:

in thousands of Canadian dollars
(Restated – note 2)
	November 30, 2008		November 30, 2007
		Land,		Land,
		gravel,		gravel,
		equipment		equipment
		and		and
		mineral		mineral
	Revenue	properties	Revenue	properties
	$	$	$	$

United States	2,006	115,532	1,003	143,733

Canada	161	603,462	62	513,706

	2,167	718,994	1,065	657,439

21 Supplemental cash flow information

	in thousands of Canadian dollars
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$

(Decrease) increase in accounts payable and accrued liabilities related to mineral properties, construction in progress and supplies inventory	(49,501)	98,811
Fair value component of stock options exercises	-	1,918
Shares issued for option agreement	-	1,433
Interest received	3,239	5,992
Interest paid	4,063	-
Accretion of notes and loans	5,258	-

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

22 Significant differences from United States accounting principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

	in thousands of Canadian dollars
		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$
Loss for the year reported under Canadian GAAP	(194,972)	(109,043)
Foreign exchange loss a)	(9,695)	-
Interest and accretion expense a)	5,821	-
Dilution gain on shares issued by subsidiary b)	(802)	(193)
Development costs c)	-	(34,400)
Loss and comprehensive loss for the year under U.S. GAAP	(199,648)	(143,636)
Net loss per common share – U.S. GAAP
Basic and diluted	(1.89)	(1.44)

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

22 Significant differences from United States accounting principles (cont.)

		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$
Shareholders’ equity reported under Canadian GAAP	254,489	402,210
Cumulative adjustments to shareholders’ equity
Equity component of convertible notes a)	(43,352)	-
Equity investment b)	(1,472)	(670)
Foreign exchange loss a)	(9,695)	-
Interest and accretion expense a)	5,821	-
Development costs c)	(73,712)	(73,712)
Shareholders’ equity under U.S. GAAP	132,079	327,828
Total assets reported under Canadian GAAP	777,185	895,685
Deferred financing costs c)	3,291	-
Property, plant and equipment-interest capitalization a)	3,491	-
Equity investment b)	(1,472)	(670)
Development costs c)	(82,656)	(82,656)
Total assets under U.S. GAAP	699,839	812,359
Total liabilities reported under Canadian GAAP	231,465	275,721
Bridge loan d)	66	-
Convertible notes a)	53,942	-
Future income taxes c)	(8,944)	(8,944)
Total liabilities under U.S. GAAP	276,529	266,777
Total non-controlling interest under Canadian and U.S. GAAP	291,231	217,754

		(Restated – note 2)
	Year Ended	Year Ended
	November 30, 2008	November 30, 2007
	$	$
Cash flows from operating activities under Canadian and U.S. GAAP	(119,353)	(123,848)
Developments costs c)	-	(34,400)
Cash flows from operating activities under U.S. GAAP	(119,353)	(158,248)
Cash flows from financing activities under Canadian and U.S. GAAP	198,044	487,765
Cash flows from investing activities under Canadian and U.S. GAAP	(164,383)	(372,584)
Development costs c)	-	34,400
Cash flows from investin activities under U.S. GAAP	(164,383)	(338,184)

a)	Convertible notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument has been allocated to both debt and equity components, with the debt component being accreted over time to its face value with the interest and accretion charged earnings and capitalized to applicable property, plant and equipment or mineral properties.

Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. No value would be assigned under U.S. GAAP to the conversion feature and thus, the entire Convertible Note is classified as debt. Accordingly, accretion expense would decrease by $2,621,000 and foreign exchange loss would increase by $9,695,000.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

22 Significant differences from United States accounting principles (cont.)

SFAS-34, “Interest Capitalization” provides for interest costs to be capitalized for qualifying assets under development. Under our Canadian GAAP policy, interest is capitalized only on project specific debt. The interest and accretion expense of $5,821,000, (including the $2,621,000 above), recorded under Canadian GAAP has been capitalized to assets under development under U.S. GAAP.

b)	Equity Investment in Alexco

Under U.S. GAAP, changes in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against income.

c)	Development costs

Under U.S. GAAP, the company expenses development costs until proven and probable reserves are determined and substantially all require permits are obtained.

d)	Deferred financing costs

APB Opinion No. 21, “Interest on Receivables and Payables” requires that debt issue costs be reported in the balance sheet as deferred charges. Generally, debt issue costs are capitalized as an asset and amortized over the term of the debt. Financing costs associated with the Convertible Notes and bridge loan had been offset with the proceeds of the financing under Canadian GAAP. Under U.S. GAAP, the financing costs are set up as a long-term deferred asset and accreted over the life of the debt. The accretion amounts have been capitalized under SFAS-34 to property, plant and equipment.

e)	Adoption of new accounting policies

FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (“FIN 48”)

Under US GAAP effective December 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained in audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

SFAS-157, “Fair Value Measurements”

In September 2006, FASB issued SFAS-157, “Fair Value Measurements” (“SFAS-157”) to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS-157 for financial instruments as required for the fiscal year beginning December 1, 2007 has not had a material impact on its consolidated financial statements. The Company will adopt SFAS-157 for non-financial assets and non-financial liabilities on December 1, 2008, as required, which the adoption has not had a material impact on the consolidated financial statements.

SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities”

In February 2007, FASB issued SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS-159”), which permits entities to choose to measure various financial instruments and certain other items at fair value. The

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

22 Significant differences from United States accounting principles (cont.)

statement is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS-159 for the fiscal year beginning December 1, 2007 has not had a material impact on its consolidated financial statements.

f)	New accounting pronouncements

SFAS-160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS- 160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non- controlling interests, including any that arose before the effective date. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

SFAS 141R, “Business Combinations”

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The Company is evaluating the impact of APB 14-1 on the Company’s consolidated financial statements.

EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 07-5 on the Company’s consolidated financial statements.

EITF 08-4, “Transition Guidance for Conforming Changes to EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”

In June 2008, FASB Task Force provided transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustment Conversion Rations that resulted from Issue 00-27 and Statement 150. EITF 08-4 is effective for fiscal years ending after December 15, 2008. The Company is evaluating the impact of EITF 08-4 on the Company’s consolidated financial statements.

NovaGold Resources Inc.

Notes to Consolidated Financial Statements

22 Significant differences from United States accounting principles (cont.)

EITF 08-6, “Equity Method Investment Accounting Considerations”

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investees issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements.

23 Subsequent events

a)	Bridge loan

On December 18, 2008, Auramet agreed to extend the repayment of the bridge loan from December 29, 2008 to March 13, 2009. As consideration, the Company paid an extension fee of US$1.2 million, increased the annual interest rate to 15% and re-priced the conversion of the loan and the 750,000 warrants previously issued to the then five-day weighted average price of the Company’s common stock at $1.53. The Company also issued an additional 1,000,000 warrants priced at $1.53 with an expiry date of two years from the closing date.

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into common shares and exercised 750,000 warrants. The Company received proceeds of $1.1 million from the exercise of warrants.

b)	Private placement

In January 2009, the Company completed a private placement with a new strategic shareholder for US$60.0 million and three large institutional shareholders for an additional US$15.0 million for total gross proceeds of US$75.0 million. The Company issued 57,681,788 Units at a price of US$1.30 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$1.50 for up to four years from the closing date.

c)	Galore Creek Partnership

As a result of the Company not funding GCMC’s cash calls in November 2008 and in subsequent months, the Company and Teck began discussions to amend the Partnership agreement. On February 11, 2009, the Company and Teck entered into a letter agreement to amend the terms of the Partnership agreement. Teck’s required contribution of $72 million for expenditures related to studies was reduced to $60 million for all expenditures on the project. From November 1, 2008 onward Teck will fund all cash needs of GCMC until the $60 million is fully spent. The Company believes that it will not have any funding requirements on the Galore Creek project during 2009. The Company also retains its 50% interest in the project.

d)	Sale of investment in Alexco

In January 2009, the Company sold its entire investment in Alexco for net proceeds of $3.8 million.

e)	Stock option grant

Subsequent to November 30, 2008, the Company granted 2,973,000 stock options at an exercise price of $2.45 per share.

NovaGold Resources Inc.